As filed with the Securities and Exchange Commission on December 27, 1996
                                                     Registration No. 333-16371

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                              DEPOTECH CORPORATION
             (Exact name of Registrant as specified in its charter)

            CALIFORNIA                                    33-0387911
      (State or other juris-                           (I.R.S. Employer
        diction of incorpo-                           Identification No.)
      ration or organization)

             10450 Science Center Drive, San Diego, California 92121
                                 (619) 625-2424
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               Edward L. Erickson
                      President and Chief Executive Officer
                              DEPOTECH CORPORATION
             10450 Science Center Drive, San Diego, California 92121
                                 (619) 625-2424
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                             Craig S. Andrews, Esq.
                              Faye H. Russell, Esq.
                         BROBECK, PHLEGER & HARRISON LLP
                          550 West C Street, Suite 1300
                           San Diego, California 92101


                  Approximate date of commencement of proposed
                 sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /



         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                1,500,000 Shares

                              DEPOTECH CORPORATION
                                  Common Stock

         This Prospectus relates to the public offering, which is not being underwritten, of 1,500,000 shares of Common Stock, no par value per share (the "Shares"), of DepoTech Corporation ("DepoTech" or the "Company"). All of these Shares are held and may be offered by certain shareholders of the Company (the "Selling Shareholders") who received such Shares pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") provided by Section 4(2) thereof. The Shares are being registered by the Company pursuant to a purchase agreement with the Selling Shareholders. See "The Company" and "Selling Shareholders."

         The sale of the Shares may be effected by the Selling Shareholders from time to time in transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concession or commission from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution."

         None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed, among other things, to bear certain expenses (other than fees and expenses of counsel and underwriting discounts and commission and brokerage commissions and fees) in connection with the registration and sale of the Shares being offered by the Selling Shareholders. See "Selling Shareholders."


         DepoTech Common Stock is traded on the Nasdaq National Market ("Nasdaq National Market") under the symbol "DEPO." On December 26, 1996, the last sale price of DepoTech Common Stock as reported on the Nasdaq National Market was $16.25 per share.


         The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.
                                ---------------


COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 4 TO 10.

                                ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

               The date of this Prospectus is December __, 1996.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.

                              AVAILABLE INFORMATION

         DepoTech is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected at the Commission's Public Reference Section , Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and at Northwest Atrium Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is traded on the Nasdaq National Market.

         Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto (the "Registration Statement") filed with the Commission under the Securities Act. For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                      INFORMATION INCORPORATED BY REFERENCE

         The following documents filed by the Company with the Commission (Commission File No. 0-20720) are hereby incorporated by reference in this
Prospectus:

         (1) The Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1995;

         (2) The Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended March 31, 1996;

         (3) The Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended June 30, 1996;

         (4) The Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended September 30, 1996; and

         (5) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on September 26, 1995.

         All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be submitted in writing to the Secretary, at DepoTech Corporation, 10450 Science Center Drive, San Diego, California 92121 or by telephone at (619) 625-2424.

                                   THE COMPANY

This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed under "Risk Factors," as well as those discussed elsewhere in this Prospectus.


         DepoTech is a drug delivery company engaged in the development and manufacture of sustained-release therapeutic products based on DepoFoam, an injectable drug delivery technology. The Company does not engage in the discovery of new chemical entities. DepoFoam consists of microscopic, spherical particles composed of hundreds to thousands of nonconcentric chambers each separated from adjacent chambers by a bilayer lipid membrane. The Company has developed DepoFoam formulations which release drugs over an extended period of time, such as several weeks, or over a shorter period, such as a few days. The variable duration of drug release from DepoFoam particles as well as other technical characteristics of the Company's technology provide for a diversified product portfolio. The breadth of the Company's technology is illustrated by its ability to encapsulate and control the release of a wide spectrum of water-soluble and water-stable drugs, including small molecules, proteins, peptides and various forms of genetic material. The technology allows for injection of sustained release forms of these pharmaceutical products via many routes including under the skin, within muscle tissue, into cerebrospinal fluid, within joints and within the abdominal cavity. These features allow DepoTech to develop new formulations of products in a variety of therapeutic areas. The Company is currently developing products in oncology, anti-infectives, pain management and rheumatology.


         The Company's lead product, DepoCyt, is a proprietary DepoFoam formulation of cytarabine, a generic anti-cancer drug also known as ara-C. DepoCyt is being developed in collaboration with Chiron Corporation ("Chiron") in the United States, Canada and Europe for the treatment of neoplastic meningitis ("NM"), the spread of cancers to the soft tissue membrane of the brain and spinal cord (known as the meninges) due to cancers arising from either solid tumors, leukemia (a form of cancer involving white blood cells) or lymphoma (a form of cancer involving tissues of the lymphatic system). The Company is currently carrying out clinical trials of DepoCyt for the treatment of NM arising from each of these types of cancer. In August 1995, DepoTech announced interim results of the solid tumor portion of the pivotal clinical trial. In May 1996, enrollment of solid tumor patients into the trial was completed and, subsequently, the Company announced data from the solid tumor trial which compared DepoCyt with the standard therapy (methotrexate). Of 24 evaluable patients treated with DepoCyt, the median survival was 168 days compared to 87 days for 29 evaluable patients receiving methotrexate. Of the patients evaluable for survival, 33% of the patients treated with DepoCyt showed a response versus 17% of the patients treated with methotrexate. Response, the key primary endpoint of the study, was defined as the absence of malignant cells in two consecutive samples of patients' cerebrospinal fluid and lack of disease progression as assessed through neurological evaluation. For all solid tumor patients, mean time to NM disease progression as measured by neurological examination or death from any cause was 108 days for those receiving DepoCyt compared to 48 days for those receiving methotrexate. Based on these data and other data still being analyzed, the Company commenced the filing of a new drug application ("NDA") for the treatment of NM arising from solid tumors in the fourth quarter of 1996. The Company plans to complete the filing of the NDA as soon as practicable by submitting the remaining sections of the NDA as well as safety and efficacy data on available lymphoma and leukemia patients. The Company intends to continue the pivotal Phase III trial of DepoCyt for patients with lymphoma and leukemia and to submit supplements to the NDA for the treatment of these diseases.


         The Company estimates, based on market survey data, that the current treated market for NM is approximately 20,000 patients per year in the United States. However, based on data derived from autopsies, the Company estimates that approximately 65,000 patients per year in the United States develop NM. The Company believes that certain individuals who have NM at death are not diagnosed or treated for NM due to the terminal nature of their primary disease and/or the limited effectiveness of current therapies.


         In addition to DepoCyt, DepoTech has a diversified development pipeline that demonstrates the breadth of the Company's technology. The Company is: (i) developing DepoAmikacin, a DepoFoam formulation of amikacin, a potent, broad-spectrum antibiotic for the treatment and prevention of bacterial infections; (ii) developing DepoMorphine, a DepoFoam formulation of morphine sulfate, for post-surgical acute pain management; and (iii) developing D0601, a DepoFoam formulation of insulin-like growth factor 1 ("IGF-1"), a Chiron proprietary protein, for a rheumatologic indication and is assessing the feasibility of developing D0602, a second formulation of IGF-1 for undisclosed indications. The Company completed a Phase I clinical trial for DepoAmikacin in April 1996 in which the drug was found to be well-tolerated for all dosage levels studied. DepoTech has also completed formulation, preclinical studies and scale-up of the manufacturing process to a scale appropriate to provide clinical trial materials of DepoMorphine. An investigational new drug application ("IND") was filed with the United States Food and Drug Administration ("FDA") in December 1996 to begin clinical studies to manage acute post-operative pain with this DepoMorphone formulation. DepoTech is also evaluating DepoFoam formulations of several additional compounds which may offer significant medical benefits and substantial market potential, including anti-infectives, local anesthetics and anti-thrombotics.


         Since March 1994, DepoTech and Chiron have collaborated in the development of DepoCyt and DepoFoam formulations of certain of Chiron's proprietary products, including IGF-1. The contractual arrangement provides for the future development of additional DepoFoam formulations of other Chiron proprietary products, including certain therapeutic proteins, vaccines, and gene therapy products. The contractual arrangement (the "Agreement") between DepoTech and Chiron grants Chiron rights to market and sell DepoCyt in the United States, Canada and Europe. DepoTech will manufacture DepoCyt, Chiron will market, sell, and distribute DepoCyt, and the parties will share profits equally. Chiron will make payments to DepoTech upon filing of an NDA and upon achievement of certain milestones in the European development of DepoCyt. Chiron also has a right of first refusal to obtain a license to alternate DepoFoam formulations of cytarabine under terms and conditions to be negotiated in the future. Following an evaluation of the markets and certain other factors, the Company and Chiron mutually agreed not to further develop any additional generic cancer compounds.


         The Agreement also provides for the joint development of DepoFoam formulations of certain compounds proprietary to Chiron ("Chiron Products"). Feasibility studies, including formulation development and in vivo animal studies on IGF-1 and IL-2 have been completed. In addition, Chiron and the Company have initiated another feasibility study on a second formulation of IGF-1 for undisclosed indications in the second half of 1996. In 1997 and thereafter, Chiron must fund one feasibility program for a Chiron Product per year or lose its option to develop DepoFoam formulations of additional Chiron proprietary compounds. The Agreement provides that Chiron will pay DepoTech for the Company's feasibility efforts, and that Chiron will be responsible for all development costs thereafter. The Agreement also provides for payments by Chiron to DepoTech upon achievement of certain development milestones with regard to Chiron Products. Chiron will have exclusive, worldwide distribution rights to all Chiron Products and will manufacture the bulk unencapsulated drug. DepoTech will then encapsulate the bulk drug in DepoFoam creating the Chiron Product, and Chiron will market, sell and distribute the Chiron Products. Chiron will compensate DepoTech based on both manufacturing costs, including a manufacturing profit, and a percent of Chiron's sales of the Chiron Products.


         Both DepoTech and Chiron have the ability to terminate a portion or all of the collaboration at certain intervals and with advance notice. In addition, Chiron has the ability to terminate the development of a Chiron Product with a limited amount of advance notice.


         In connection with the Agreement, Chiron made a $2.5 million equity investment in the Company.


         The Company's strategy is focused on the development and commercialization of proprietary DepoFoam formulations of generic drugs or, in collaboration with corporate partners, the development of DepoFoam formulations of compounds proprietary to the corporate partners. The Company is implementing this strategy by: (i) developing high value-added DepoFoam formulations of approved or late-stage drugs; (ii) expanding the product pipeline by identifying new product opportunities according to stringent criteria and by conducting feasibility studies; (iii) establishing collaborative and funding arrangements for development and commercialization of new DepoFoam products; and (iv) retaining certain manufacturing rights to DepoFoam formulations. The Company believes this strategy minimizes certain risks associated with pharmaceutical discovery and development, including risks associated with determining the efficacy and safety of the underlying drug.



         Since 1995, the Company has manufactured clinical material in a 10,000 square foot manufacturing plant built for this purpose. This manufacturing plant has completed validation to comply with current Good Manufacturing Practices ("cGMP") regulations for the manufacture of pharmaceuticals and was inspected by the California Department of Health Services Food and Drug Branch and received a license from the State of California to maufacture drugs. In August 1995, the Company completed construction of a 4,400 square foot addition to the plant which allows for the manufacture of product at 10 times the scale used for clinical trial production. This addition is intended to provide the capacity currently anticipated for production of commercial shipments of DepoCyt. This manufacturing plant is in the final phases of validation in preparation for a pre-approval inspection from the FDA for the manufacture of DepoCyt. The Company also completed construction and occupied an 82,000 square foot facility to house its administrative, research and development and future manufacturing activities in September 1995.


         The Company was incorporated in the State of California in October 1989. Unless the context indicates otherwise, the "Company" or "DepoTech" refers to DepoTech Corporation. The Company's principal executive offices are located at 10450 Science Center Drive, San Diego, California 92121, and its telephone number is (619) 625-2424.

                                  RISK FACTORS

         In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Company. Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus.

EARLY STAGE COMPANY


         DepoTech's products are at an early stage of development, and, to date, only two of the Company's DepoFoam formulations, DepoCyt and DepoAmikacin, have been subject to any human clinical testing. The Company's potential products will require extensive research, formulation, development, preclinical and clinical testing, and may involve a lengthy regulatory approval process prior to commercialization. There can be no assurance that DepoCyt, DepoAmikacin or any of the Company's other products or potential products will prove safe and effective in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable cost or be successfully commercialized. In addition, there can be no assurance that preclinical or clinical testing will accurately predict safety or efficacy in broader human use, or that delays in the regulatory approval process will not arise, delaying approval longer than currently expected by the Company. Even if all of the Company's products prove to be safe and effective and are approved for marketing by the FDA and other regulatory authorities, there can be no assurance that health care providers, payors and patients will accept the Company's products. Any failure of the Company to achieve technical feasibility, demonstrate safety, achieve clinical efficacy, obtain regulatory approval or, together with its partners, successfully market products would have a material adverse effect on the Company.



         As with all drugs subject to accelerated approval, the FDA requested that the Company conduct a Phase IV clinical trial. The trial is in process. There can be no assurance that the data from the solid tumor arm of the DepoCyt Phase III clinical trial reported to date regarding DepoCyt will be sufficient to gain FDA approval, that additional results from the pivotal Phase III trial will confirm earlier results or that the Phase IV and other clinical trials of DepoCyt will generate positive results. Any of these occurrences could have a material adverse effect on the Company and its ability to fund the further development and commercialization of DepoCyt and its other products.


GOVERNMENT REGULATION; UNCERTAINTY OF OBTAINING REGULATORY APPROVAL

         DepoTech's research and development activities are, and its future business will be, subject to significant regulation by governmental authorities in the United States, primarily by the FDA. Pharmaceutical products intended for therapeutic use in humans are governed principally by the Federal Food, Drug, and Cosmetic Act, as amended, and by the FDA regulations in the United States and by comparable laws and regulations in foreign countries. DepoTech is also subject to regulation under the food and drug statutes and regulations of the State of California.

         DepoTech recently announced certain results of the solid tumor arm of the Phase III clinical trial for DepoCyt. There can be no assurance that these results will meet the requirements for regulatory approvals necessary to commercialize DepoCyt in the United States or otherwise.


         The clinical testing and FDA review process for new drugs or biologics requires substantial time, effort and expense. There can be no assurance that any approval will be granted to the Company on a timely basis, if at all. The FDA may refuse to approve a product for commercial sale or shipment if applicable statutory and/or regulatory criteria are not satisfied, or may require additional testing or information. There can be no assurance that such additional testing or the provision of such information, if required, will not have a material adverse effect on the Company. Also, the regulatory process can be modified by Congress or the FDA in a manner that could materially affect the Company.

         In 1988, the FDA issued regulations intended to expedite the development, evaluation and marketing of new therapeutic products to treat life-threatening and severely debilitating illnesses for which no satisfactory alternative therapies exist. These regulations provide for early consultation between the sponsor and the FDA in the design of both preclinical studies and clinical trials. At the present time, DepoCyt is being developed under such an accelerated program. There can be no assurance, however, that any future products the Company may develop will be eligible for evaluation by the FDA under the 1988 regulations. In addition, there can be no assurance that DepoCyt or any future products (if eligible) will be approved for marketing at all or, if approved for marketing, will be approved for marketing sooner than would be traditionally expected. Regulatory approval granted under these regulations may be restricted by the FDA as necessary to ensure the safe use of the drug. In addition, post-marketing clinical studies, sometimes called Phase IV studies, will be required for products approved under this provision.


         Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects populations of fewer than 200,000 individuals in the United States. Under current law, orphan drug designation confers United States marketing exclusivity upon the first company to receive FDA approval to market such designated drug for the designated indication for a period of seven years following approval of the NDA, subject to certain limitations. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory approval process. In June 1993, the Company obtained an orphan drug designation for DepoCyt from the FDA to treat NM. There can be no assurance that the Company will receive the first FDA approval to market sustained-release cytarabine to treat NM and thus receive market exclusivity for DepoCyt to treat NM arising from leukemia, lymphoma or solid tumor metastases. There can be no assurance that the scope of protection or the level of marketing exclusivity that is currently afforded by orphan drug designation and marketing approval will remain in effect in the future.


         For marketing outside the United States, the Company will be subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and biologics in such foreign jurisdictions. The requirements relating to the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country and there can be no assurance that the Company or any of its partners will meet and sustain any such requirements.

LIMITED MANUFACTURING EXPERIENCE; RISK OF SCALE-UP


         The Company has no experience manufacturing products for commercial purposes. The Company has scaled up its manufacturing operations to meet commercial requirements for DepoCyt but these operations have not yet been inspected by the FDA, a necessary step in the regulatory approval process to market this product. For all other products, the Company will need to significantly scale-up its current manufacturing operations and comply with cGMPS and other regulations prescribed by various regulatory agencies in the United States and other countries to achieve the prescribed quality and required levels of production of such products and to obtain marketing approval. Failure by the Company to successfully scale-up its manufacturing operations or to comply with cGMPS and other regulations would have a material adverse impact on the Company, including the loss of manufacturing rights under the Chiron agreement.


HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

         The Company has incurred an accumulated deficit of $36.9 million through September 30, 1996. The Company expects to continue to incur substantial losses over at least the next two years as the Company's research and development efforts, preclinical and clinical testing activities and manufacturing scale-up and sales and marketing arrangement efforts expand. All of the Company's revenues to date have consisted of contract revenues, milestone payments and interest income. No revenues have been generated from product sales. There can be no assurance that the Company can generate sufficient product or contract revenue to become profitable or sustain profitability.

DEPENDENCE UPON PARTNERS FOR DEVELOPMENT AND COMMERCIALIZATION

         The Company does not currently possess all the resources necessary to develop, complete the FDA approval process for and commercialize any of its potential therapeutic products. The Company intends to enter into collaborative arrangements with other companies to fund research, development and clinical trials, to assist in obtaining regulatory approvals in the United States and internationally and to commercialize its products. In addition, the Company's ability to apply its drug delivery technology to a broad range of pharmaceuticals will depend upon its ability to establish and maintain collaborative arrangements because the rights to many of the pharmaceuticals most suited to the Company's drug delivery technology are currently owned by third parties. While the Company has entered into preliminary collaborations to test feasibility of its delivery technology with certain compounds and has entered into a collaboration with Chiron, there can be no assurance that the Company will be able to enter into additional collaborations to develop commercial applications of its drug delivery technology. In addition, there can be no assurance that the Company will be able to enter into or maintain existing or future collaborations or that such collaborations will be successful. The failure of the Company to enter into a collaboration with the owner of rights to a particular formulation or pharmaceutical would preclude the Company from developing its drug delivery technology with respect to such formulation or pharmaceutical. The failure to enter into or maintain existing or future collaborations would have a material adverse effect on the Company.


         The Company's partners may pursue parallel development of other drug delivery technologies that may compete with the Company's drug delivery technology. In addition, definitive agreements negotiated with such partners may provide that these partners may terminate the collaboration at any time without significant penalty. Both the Company and Chiron have the ability to terminate a portion or all of the collaboration at certain intervals and with advance notice. In addition, Chiron has the ability to terminate the development of a proprietary Chiron compound with a limited amount of advance notice. Termination of a portion or all of the collaboration with Chiron would have a material adverse effect on the Company. To date the Company has retained the rights to formulate and manufacture its products and intends in the future generally to formulate and manufacture pharmaceuticals for partners, certain partners may choose to formulate or manufacture their own formulations, thereby limiting one or more potential sources of revenue for DepoTech. In addition, the Company believes that it may be precluded from entering into arrangements with companies whose products compete with products sold by its partners. The Company also will have limited or no control over the resources that any partner may devote to the Company's products, over partners' development efforts, including the design and conduct of clinical trials, or over the pricing of products. There can be no assurance that any of the Company's present or future collaborative partners will perform their obligations as expected or will devote sufficient resources to the development, clinical testing or marketing of the Company's potential products. Any parallel development by a partner of alternate drug delivery technologies, preclusion from entering into competitive arrangements, failure to obtain timely regulatory approvals, premature termination of a collaborative agreement or failure by a partner to devote sufficient resources to the development and commercialization of the Company's products would have a material adverse effect on the Company.


LIMITED SALES AND MARKETING CAPABILITY

         Commercialization of the Company's products is expected to be expensive and time-consuming. In the event that the Company elects to participate directly in sales and marketing efforts for the Company's products, the Company will need to build such capability in the targeted markets. The Company currently has a limited marketing staff. There can be no assurance that the Company will be able to establish an adequate sales and marketing capability in any or all targeted markets or that it will be successful in gaining market acceptance for its products. To the extent the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will be dependent on the efforts of third parties and there can be no assurance that such efforts will be successful. To the extent the Company relies on its collaborators, there can be no assurance that any of these collaborators or their sublicensees will successfully market or distribute the Company's products or that the Company will be able to establish a successful direct sales organization, co-promotion or distribution arrangements.

DEPENDENCE ON SUPPLIERS

         The Company currently relies on a limited number of suppliers to provide the materials used to manufacture its DepoFoam formulations. Certain of these materials are purchased only from one supplier. In the event the Company could not obtain adequate quantities of necessary materials from its existing suppliers, there can be no assurance that the Company would be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. Regulatory requirements applicable to pharmaceutical products tend to make the substitution of suppliers costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could have a material adverse effect on the Company's ability to manufacture and market its products.

RELIANCE ON MANUFACTURING PROCESS

         To date, the Company has relied on a particular proprietary method of manufacture. There can be no assurance that this method will be applicable to all pharmaceuticals or biologics the Company desires to commercialize. Further, the yield of product incorporated into the delivery system may be highly variable for different therapeutic agents. Finally, the Company will need to successfully meet any manufacturing challenges associated with the characteristics of the drug to be encapsulated. The physical and chemical stability of the DepoFoam formulation may vary with each therapeutic agent over time and under various storage conditions. There can be no assurance that the manufacturing process will result in economically viable yields of product or that it will produce formulations of therapeutic products sufficiently stable under suitable storage conditions to be commercially useful. In the event that the Company decides to pursue alternative manufacturing methods for some or all of its drugs, there can be no assurance that these methods will prove to be commercially practical or that the Company will have or be able to acquire rights to use such alternative methods.

RELIANCE ON TECHNOLOGY RIGHTS FROM RESEARCH DEVELOPMENT FOUNDATION

         In February 1994, the Company entered into an Assignment Agreement with Research Development Foundation ("RDF"), pursuant to which RDF assigned to DepoTech exclusive rights to certain intellectual property relating to the DepoFoam technology, including the corresponding patents and patent applications for such property (the "RDF Technology"). As consideration for the assignment of the RDF Technology, DepoTech will pay RDF an earned royalty on gross revenues from the sale by DepoTech or its collaborators of products incorporating the RDF Technology. The Company's products, including DepoCyt, incorporate the RDF Technology. In certain other circumstances, DepoTech will pay RDF a percentage of the royalties or other consideration received by DepoTech from licensees (or, if greater, the amount of royalty DepoTech would have owed had it engaged in the same conduct as the licensees). In addition, RDF retains the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement into a nonexclusive license in the event that the Company does not satisfy its contractual obligations, including making certain minimum annual payments. Additional termination events include bankruptcy, a material uncured breach of the agreement by DepoTech or a contest by DepoTech of the patents included in the RDF Technology. The termination of the Assignment Agreement or the conversion of its exclusive nature to a nonexclusive agreement would have a material adverse effect on the Company.

PATENTS AND PROPRIETARY TECHNOLOGY

         DepoTech relies on a combination of technical leadership, patent, trade secret, copyright and trademark protection and nondisclosure agreements to protect its proprietary rights. As of November 1, 1996, the Company has exclusive rights under its agreement with RDF discussed below to two issued United States patents, five pending United States patent applications, 41 issued foreign patents and 16 pending foreign applications. As of the same date and in its own name, the Company has one issued United States patent, one allowed United States patent application, five pending United States patent applications, one issued foreign patent and 19 pending foreign patent applications on file covering various aspects of its drug delivery technology. The Company intends to file additional patent applications in the future. There can be no assurance that the Company will be issued any additional patents or that, if any patents are issued, they will provide the Company with significant protection or will not be challenged. Even if such patents are enforceable, the Company anticipates that any attempt to enforce its patents would be time consuming and costly. Moreover, the laws of some foreign countries do not protect the Company's proprietary rights in the products to the same extent as do the laws of the United States.

         The patent positions of pharmaceutical, biotechnology and drug delivery companies, including DepoTech, are uncertain and involve complex legal and factual issues. Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued. As a consequence, there can be no assurance that any of the Company's patent applications will result in the issuance of patents or, if any patents issue, that they will provide significant proprietary protection or will not be circumvented or invalidated. Because patent applications in the United States are maintained in secrecy until patents issue and publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first inventor of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. Moreover, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention that could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that the Company's patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome of any patent litigation could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from or to third parties or require the Company to cease using the technology in dispute.

         There can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertions will not result in costly litigation or require the Company to obtain a license to intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to the Company, if at all. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief that could effectively block the Company's ability to further develop or commercialize its products in the United States and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could have a material adverse affect on the Company. Finally, litigation, regardless of outcome, could result in substantial cost to and a diversion of efforts by the Company.

ACCESS TO DRUGS

         The Company's ability to develop and commercialize its technology will be affected by the Company's or its partners' access to the drugs that are to be formulated. The Company intends in certain circumstances to rely on the ability of its partners to provide access to the drugs that are to be formulated for use with DepoFoam. There can be no assurance that the Company's partners will be able to provide access to drug candidates for formulation in DepoFoam, or that, if such access is provided, the Company or its partner will not be alleged or determined to be infringing on third parties' rights and will not be prohibited from using the drug or be found liable for damages that may not be subject to indemnification. Any restriction on access or liability for damages would have a material adverse effect on the Company. See "--Dependence Upon Partners for Development and Commercialization."

FUTURE CAPITAL NEEDS

         The development and commercialization of the Company's products will require substantial funds to conduct research and development and preclinical and clinical testing of products and to manufacture and commercialize any products that are approved for commercial sale. The Company has a contractual commitment arising from the Chiron collaboration to fund 50% of the sales and marketing expenses incurred for DepoCyt in the United States, Canada and Europe. In addition, in December 1994, the Company entered into an agreement to lease an 82,000 square foot facility for a 20-year term with a future minimum rental commitment ranging from approximately $2.1 million to $4.3 million per year, based upon pre-established annual rent increases. Further, the Company plans to install a manufacturing line in this facility to support clinical and commercial production of products under development. The cost of equipment and tenant improvement expenses are estimated to total approximately $8.1 million through 1997. This cost is expected to be financed through new and existing bank credit facilities. Finally, the Company has a right of first refusal and right of first offer to purchase land located adjacent to its headquarters which must be exercised on or before October 15, 1997. At present, the Company has not made a decision concerning the exercise of such option in 1997. The Company's future capital requirements will depend on many factors, including continued scientific progress in its products and process development programs, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing patents, competing technological and market developments, changes in existing collaborative relationships, the ability of the Company to establish development arrangements, the cost of establishing effective sales and marketing arrangements. To date, the Company has not received any revenues from product sales. The Company anticipates that its existing available cash, cash equivalents and short-term investments, committed future contract revenue, projected funding from equipment and other financings and interest income will be adequate to satisfy its capital requirements and fund operations at least through 1998.

UNCERTAINTY OF ADDITIONAL FUNDING

         The Company intends to seek additional funding through collaborative arrangements, contract research or through public or private financings. There can be no assurance that additional financing will be available on acceptable terms or at all. If additional funds are raised by issuing equity securities, further dilution to then existing shareholders may result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its research and development programs or seek to obtain funds through arrangements with collaborative partners or others even if the arrangements would require the Company to relinquish certain rights to certain of its technologies, product candidates or products that the Company would not otherwise relinquish.

DEPENDENCE ON KEY PERSONNEL


         The success of the Company is highly dependent, in part, on its ability to retain highly qualified personnel, including senior management and scientific personnel. Competition for such personnel is intense and the inability to retain additional key employees or the loss of one or more current key employees could adversely affect the Company. There can be no assurance that the Company will be successful in retaining required personnel in the future. The Company has not entered into employment agreements with any executive officers.


HIGHLY COMPETITIVE INDUSTRY

         The drug delivery, pharmaceutical and biotechnology industries are highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. The Company's success will depend upon maintaining a competitive position and developing products and technologies for efficient and cost-effective drug delivery. The Company's products will compete with other formulations of drugs and with other drug delivery systems. There can be no assurance that any of the Company's products will have advantages that will be significant enough to cause medical professionals to use them. DepoTech believes that its products will compete on the basis of quality, efficacy, cost, convenience, safety and patient compliance. New drugs or further development in alternative drug delivery methods may provide greater therapeutic benefits for a specific drug or indication, or may offer comparable performance at lower cost than those offered by the Company's DepoFoam drug delivery system. The Company is aware of many other competitors in the field of drug delivery, including competitors developing injectable or implantable drug delivery systems, oral drug delivery technologies, passive transdermal systems, electrotransport systems, oral transmucosal systems and inhalation systems. There can be no assurance that developments by others will not render the Company's products or technologies uncompetitive or obsolete. Many of the Company's existing or potential competitors have substantially greater research and development capabilities, experience, manufacturing, marketing, financial and managerial resources than the Company. Furthermore, acquisitions of competing drug delivery companies by large pharmaceutical companies could enhance competitors' financial, marketing and other resources. Accordingly, the Company's competitors may succeed in developing competing technologies, obtaining FDA approval or gaining market share for products more rapidly than the Company.

PRODUCT LIABILITY; AVAILABILITY OF INSURANCE

         The design, development and manufacture of the Company's products involve an inherent risk of product liability claims and associated adverse publicity. The Company obtained clinical trial product liability insurance for its human clinical trials and intends to obtain insurance for future clinical trials of other products under development and for potential product liability associated with the commercial sale of the Company's products. There can be no assurance, however, that the Company will be able to obtain or maintain insurance for any of its clinical trials or commercial products. Although the Company currently maintains general liability insurance, there can be no assurance that the coverage limits of the Company's insurance policies will be adequate. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms or at all. A successful claim brought against the Company in excess of the Company's insurance coverage would have a material adverse effect upon the Company.

HAZARDOUS MATERIALS


         The Company's research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial cost to comply with environmental regulations.


POSSIBLE VOLATILITY OF STOCK PRICE

         Factors such as the announcements of technological innovations or new products by the Company, its competitors and other third parties, as well as variations in the Company's results of operations, market conditions, analysts' estimates and the stock market generally (and stock market perceptions of the pharmaceutical, biotechnology and/or drug delivery industries specifically) may cause the market price of the Company's Common Stock to fluctuate significantly. Companies such as DepoTech have, in recent years, experienced dramatic stock price volatility. Also, future sales of shares by existing shareholders pursuant to Rule 144 of the Securities Act, or through the exercise of outstanding registration rights, could have an adverse effect on the price of the Company's Common Stock.

NO DIVIDENDS

         The Company currently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends in the future.

UNCERTAINTY OF HEALTH CARE REFORM MEASURES AND THIRD-PARTY REIMBURSEMENT

         The uncertainty created by a series of legislative and regulatory proposals announced in recent years could have a materially adverse effect on the Company's ability to raise capital and to identify and reach agreements with potential partners. In the event such proposals are eventually adopted, they could have a material adverse effect on the Company. Furthermore, the Company's ability to commercialize its potential product portfolio may be adversely affected to the extent that such proposals have a material adverse effect on the business, financial condition and profitability of other companies that are current or prospective collaborators for certain of the Company's proposed products.

         In both domestic and foreign markets, sales of the Company's potential products, if any, will depend in part on the availability of reimbursement of third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's proposed products will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing and any such changes could further limit reimbursement for medical products and services.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

         The Company's Articles of Incorporation include, among other things, a provision (the "Fair Price Provision") that requires the approval of the holders of two-thirds of the Company's voting stock as a condition to a merger or certain other business transactions with, or proposed by, a holder of 15% or more of the Company's voting stock, except in cases where certain directors approve the transaction or certain minimum price criteria and other procedural requirements are met. The Fair Price Provision and other charter provisions may discourage certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the shareholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of the shareholders to approve transactions that they may deem to be in their best interests. The Board of Directors also has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, priorities, preferences, qualifications, limitations and restrictions, including the dividend rates, conversion rights, voting rights, terms of redemption, terms of sinking funds, liquidation preferences and the number of shares constituting any series, without any further vote or action by the shareholders, which could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of the holders of Common Stock.

                              SELLING SHAREHOLDERS

         The following table sets forth certain information with respect to the Selling Shareholders, including (i) the names and addresses of the Selling Shareholders, (ii) the number of shares of Common Stock owned by, and percentage ownership of, the Selling Shareholders prior to the offering and
(iii) the maximum number of shares of such Common Stock to be offered hereby. Because the Selling Shareholders may offer all or a portion or none of the Common Stock offered pursuant to this Prospectus, no estimate can be given as to the amount of Common Stock that will be held by the Selling Shareholders upon termination of the offering. There are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Shareholders may offer the Shares for resale from time to time. See "Plan of Distribution."

         None of the Selling Shareholders has had a material relationship with the Company within the past three years except as a result of the ownership of the Shares or other securities of the Company.


         The Shares covered by this Prospectus are being acquired from the Company by the Selling Shareholders pursuant to a Purchase Agreement dated as of November 18, 1996 (the "Purchase Agreement") for an aggregate purchase price of $20,250,000 ($13.50 per share), the only condition to which is the notification to the Company of the Securities and Exchange Commission's willingness to declare the Registration Statement of which this Prospectus forms a part effective. The offer and sale by the Company of the Common Stock pursuant to the Purchase Agreement were made pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof. The Purchase Agreement contained representations and warranties as to each Selling Shareholder's status as an "accredited investor" as such term is defined in Rule 501 promulgated under the Securities Act. Vector Securities International, Inc., the placement agent, will be paid a fee of $1,012,500 in connection with the sale of Common Stock pursuant to the Purchase Agreement. In addition, the Company has agreed to reimburse such placement agent for its travel and out-of-pocket expenses incurred in connection with the sale of Common Stock pursuant to the Purchase Agreement up to a maximum of $100,000.

         In connection with the purchase of such Shares, each Selling Shareholder entered into a purchase agreement pursuant to which such Selling Shareholder represented that he, she or it was acquiring the Shares for investment and with no present intention of distributing the Shares. The Company agreed, in such purchase agreements, to prepare and file a registration statement as soon as practicable and to bear all expenses other than fees and expenses of counsel for a Selling Shareholder and underwriting discounts and commissions and brokerage commissions and fees. In addition, and in recognition of the fact that the Selling Shareholders, even though purchasing the Shares without a view to distribution, may wish to be legally permitted to sell the Shares when each deems appropriate, the Company filed with the Commission a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to, among other things, the resale of the Shares from time to time at prevailing prices in the over-the-counter market or in privately-negotiated transactions and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until all Shares offered hereby have been sold pursuant thereto or until such Shares are no longer, by reason of Rule 144 under the Securities Act or any other rule of similar effect, required to be registered for the sale thereof by the Selling Shareholders.


                                                                          Number of Shares Beneficially         Maximum Number of
                                                                          Owned Prior to Offering (1)(2)           Shares Being
Name and Address                                                            Number          Percent                  Offered
----------------                                                            ------          -------             -----------------
Abydos & Co. (3)  ...................................................      885,000           6.8%                    670,000

Franklin Select Series - Small Capital Growth Fund (4)  .............      394,100           3.0%                    269,100

SE Banken Fonder AB  ................................................      200,000           1.5%                    200,000

The Aries Trust (5)  ................................................      105,000             *                     105,000

Franklin Valuemark Annuity Funds - Small Cap
Growth Fund (4)  ....................................................       70,900             *                      70,900

Aries Domestic Fund, L.P. (5)  ......................................       45,000             *                      45,000

Lawrence F. DeGeorge  ...............................................       30,000             *                      30,000

WPG Life Sciences Funds, L.P. (6)  ..................................       30,000             *                      30,000

WPG Institutional Life Sciences Fund, L.P. (6)  .....................       20,000             *                      20,000

Clarion Partners, LP ................................................       16,000             *                      16,000
  1801 E. 9th Street, Suite 510
  Cleveland, Ohio 44114

Essex Special Growth Opportunities Fund LP (7)  ......................       12,000             *                     12,000

Essex High Technology Fund, L.P. (7)  ...............................        8,000             *                       8,000

Bear Stearns Securities Corporation f.b.o. EAG
Enterprises LTD (8)  ................................................        5,000             *                       5,000

Bear Stearns Securities Corporation f.b.o. Pogue
Capital International Ltd. (8)  .....................................        5,000             *                       5,000

Clarion Offshore Fund, Ltd.  ........................................        4,000             *                       4,000
  c/o Citco Fund Services
  Corporate Center
  West Bay Road
  Leeward One - 2nd Floor
  P.O. Box 31106 SMB
  Grand Cayman, Cayman Islands
  British West Indies

Bear Stearns Securities Corporation f.b.o. Closefire Ltd. (8)  ......        2,000             *                       2,000

Bear Stearns Securities Corporation f.b.o. Hapna
Foundation (8)  .....................................................        2,000             *                       2,000

Bear Stearns Securities Corporation f.b.o. Charles
Kleinow (8)  ........................................................        2,000             *                       2,000

Bear Stearns Securities Corporation f.b.o. Niloufar
Pahlavi (8)  ........................................................        2,000             *                       2,000

Bear Stearns Securities Corporation f.b.o. Barbara
Tiffany (8)  ........................................................        2,000             *                       2,000




---------------

*    Less than 1%.

(1) Unless otherwise indicated, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

(2) Applicable percentage of ownership is calculated pursuant to SEC Rule 13d-3(d)(1).

(3) Certain entities affiliated with Abydos & Co. beneficially own additional shares of the Company's Common Stock. Such shares are not included in the share numbers set forth above.

(4) The address for the above named entities is: 777 Mariners Island Blvd., San Mateo, California 94404.

(5) The address for the above named entities is: 787 7th Avenue, New York, New York 10019.

(6) The address for the above named entities is: c/o Weiss, Peck and Greer, LLC, 1 New York Plaza, New York, New York 10004.

(7) The address for the above named entities is: 125 High Street, 29th Floor, Boston, Massachusetts 02110.

(8) The address for the above named individuals is Bear Stearns Securities Corporation, One Metrotech Center North, Brooklyn, New York 11201, Attn:
     Mr. Anthony Dejohn, Specialist - Clearing 5th Floor.

                              PLAN OF DISTRIBUTION

         The Shares offered hereunder may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise, at prices and on terms then prevailing or related to the then-current market price, or in negotiated transactions. The Shares may be sold to or through one or more broker-dealers, acting as agent or principal, in underwritten offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

         At the time a particular offer of Shares is made, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Shares purchased from the Selling Shareholders, any discounts, commissions and other items constituting compensation from the Selling Shareholders and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

         In connection with any transaction involving the Shares, broker-dealers or others may receive from the Selling Shareholders, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time (which compensation may be in excess of customary commissions). Broker-dealers and any other persons participating in a distribution of the Shares may be deemed to be "underwriters" within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Act.

         Any or all of the sales or other transactions involving the Shares described above, whether effected by the Selling Shareholders, any broker-dealer or others, may be made pursuant to this prospectus. In addition, any Shares that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this prospectus.

         In order to comply with the securities laws of certain states, if applicable, the Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to DepoTech Common Stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Shares by the Selling Shareholders.

         All costs associated with this offering, other than fees and expenses of counsel for a Selling Shareholder and underwriting discounts and commissions and brokerage commissions and fees, will be paid by DepoTech.

         DepoTech and the Selling Shareholders may agree to indemnify certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Shares, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the shares offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, San Diego, California.

                                     EXPERTS

         The financial statements of DepoTech Corporation appearing in DepoTech Corporation's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                      DEPOTECH CORPORATION

                                        TABLE OF CONTENTS


                                                                     Page
                                                                     ----


Available Information...............................................    2
Information Incorporated by Reference...............................    2
The Company.........................................................    3
Risk Factors........................................................    4
Selling Shareholders................................................   11
Plan of Distribution................................................   12
Legal Matters.......................................................   12
Experts.............................................................   12

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the various costs and expenses to be paid by the Company with respect to the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration.

              SEC Registration Fee...........................  $ 6,137
              Legal Fees and Expenses*.......................   25,000
              Accounting Fees and Expenses*..................    7,000
              Miscellaneous*.................................    1,863
                                                               -------
                     Total..................................   $40,000

-----------------

              *Estimated


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) Section 317 of the California General Corporation Law provides for the indemnification of officers and directors of the Company against expenses, judgments, fines and amounts paid in settlement under certain conditions and subject to certain limitations.

     (b) Article VI of the Bylaws of the Company provides that the Company shall have power to indemnify any person who is or was an agent of the Company as provided in Section 317 of the California General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by the relevant section of the California General Corporation Law.

     (c) Article IV of the Company's Articles of Incorporation provides that the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law. Accordingly, a director will not be liable for monetary damages for breach of duty to the Company or its shareholders in any action brought by or in the right of the Company. However, a director remains liable to the extent required by law (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) for any act or omission occurring prior to the date when the exculpation provision became effective and (vii) for any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. The effect of the provisions in the Articles of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of duty as a director, including breaches resulting from negligent behavior in the context of transactions involving a change of control of the Company or otherwise, except in the situations described in clauses (i) through
(vii) above. These provisions will not alter the liability of directors under federal securities laws.

     (d) Pursuant to authorization provided under the Articles of Incorporation, the Company has entered into indemnification agreements with each of its directors and officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by California law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Company copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification. The Company's Bylaws contain a provision of similar effect relating to advancement of expenses to a director or officer, subject to an undertaking to repay if it is ultimately determined that indemnification is unavailable.

     (e) There is directors and officers liability insurance now in effect which insures directors and officers of the Company.

ITEM 16. EXHIBITS


          EXHIBIT NUMBER

          *5.1   Opinion of Brobeck, Phleger & Harrison LLP.

          23.1   Consent of Ernst & Young LLP, Independent Auditors

         *23.2   Consent of Brobeck, Phleger & Harrison LLP
                 (included in Exhibit 5.1).

         *24.1   Power of Attorney.

-------------
* Incorporated by reference to the original filing of this Registration Statement (No. 333-16371) filed on November 19, 1996.


ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 27th day of December, 1996.

                                          DEPOTECH CORPORATION

                                          By /s/ Edward L. Erickson
                                             ---------------------------------
                                             Edward L. Erickson, President
                                              and Chief Executive Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

SIGNATURE                        TITLE                                      DATE
---------                        -----                                      ----

/s/ Edward L. Erickson           President, Chief Executive Officer and   December 27, 1996
-----------------------------    Director (Chief Executive Officer)
   (Edward L. Erickson)


/s/ Dana S. McGowan              Director of Finance and Administration,  December 27, 1996
-----------------------------    Chief Financial Officer and Treasurer
   (Dana S. McGowan)             (Principal Financial Officer and
                                 Accounting Officer)


            *                    Director                                 December 27, 1996
-----------------------------
     (Roger C. Davisson)


            *                    Director                                 December 27, 1996
-----------------------------
     (Jean Deleage)


            *                    Director                                 December 27, 1996
-----------------------------
   (George W. Dunbar, Jr.)


            *                    Director                                 December 27, 1996
-----------------------------
   (Stephen B. Howell)


            *                    Chairman of the Board, Director          December 27, 1996
-----------------------------
   (Fred A. Middleton)


            *                    Director                                 December 27, 1996
-----------------------------
   (Peter Preuss)


            *                    Director                                 December 27, 1996
-----------------------------
   (Pieter Strijkert)


*/s/ Edward L. Erickson
-----------------------------
    (Edward L. Erickson,
     Attorney-in-Fact)


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    EXHIBITS

                                       TO

                                    FORM S-3

                                      UNDER

                             SECURITIES ACT OF 1933


                              DEPOTECH CORPORATION

                                  EXHIBIT INDEX


Exhibit
Number                     Exhibit
------                     -------

        * 5.1              Opinion of Brobeck, Phleger & Harrison LLP.

         23.1              Consent of Ernst & Young LLP, Independent Auditors

        *23.2              Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).

        *24.1              Power of Attorney.

* Incorporated by reference to the original filing of this Registration Statement (No. 333-16371) filed on November 19, 1996.